www.eagleships.com 300 First Stamford Place Stamford, CT 06902 +1 203 276 8100 www.eagleships.com

BY EDGAR SUBMISSION

May 23, 2017

Mr. J. Nolan McWilliams

Attorney-Advisor
Office of Transportation and Leisure

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Eagle Bulk Shipping Inc.
Registration Statement on Form S-3
Filed April 6, 2017 (amended on May 18, 2017)
File No. 333-217180

Dear Mr. McWilliams:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Eagle Bulk Shipping Inc., a Marshall Islands corporation, hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement to Thursday, May 25, 2017 at 3:00 p.m. (ET) or as soon thereafter as practicable.

Division of Corporation Finance

Mr. McWilliams

May 23, 2017

Please contact Shar Ahmed at (713) 220-8126 of Akin Gump Strauss Hauer & Feld LLP with any questions you may have concerning this request and to confirm when this request for acceleration has been granted.

Very truly yours,

Eagle Bulk Shipping Inc.

By:	/s/ Frank De Costanzo
Name: Frank De Costanzo
Title: Chief Financial Officer

cc:     Gary Vogel, Chief Executive Officer, Eagle Bulk Shipping Inc.

          Shar Ahmed, Akin Gump Strauss Hauer & Feld LLP
          Daniel Fisher, Akin Gump Strauss Hauer & Feld LLP